Filed Pursuant to Rule 433 of the Act

Registration No. 333-241031

January 14, 2021

Pioneer Natural Resources Company

Pricing Term Sheet

Issuer:	Pioneer Natural Resources Company

Security Type:	Senior Unsecured

Offering Format:	SEC Registered

Expected Ratings*:	Baa2/BBB/BBB+ (Stable/Stable/Stable)

Trade Date:	January 14, 2021

Settlement Date:**	January 29, 2021 (T+10)

Title of Securities:	Senior Notes due 2024	Senior Notes due 2026	Senior Notes due 2031

Principal Amount:	$750,000,000	$750,000,000	$1,000,000,000

Stated Maturity Date:	January 15, 2024	January 15, 2026	January 15, 2031

US Treasury Benchmark:	0.125% due December 15, 2023	0.375% due December 31, 2025	0.875% due November 15, 2030

US Treasury Yield:	0.214%	0.479%	1.129%

Spread to US Treasury:	0.550%	0.650%	1.050%

Yield to Maturity:	0.764%	1.129%	2.179%

Issue Price:	99.959% of face amount	99.981% of face amount	99.742% of face amount

Coupon:	0.750%	1.125%	2.150%

Interest Payment Dates:	January 15 and July 15 commencing July 15, 2021	January 15 and July 15 commencing July 15, 2021	January 15 and July 15 commencing July 15, 2021

Optional Redemption:	Prior to January 15, 2022, greater of par or T + 10 bps On or after January 15, 2022, at par	Prior to December 15, 2025, greater of par or T + 10 bps On or after December 15, 2025, at par	Prior to October 15, 2030, greater of par or T + 20 bps On or after October 15, 2030, at par

CUSIP/ISIN:	723787 AS6/US723787AS61	723787AT4/US723787AT45	723787 AR8/US723787AR88

Joint Book-Running Managers:	BofA Securities, Inc. Citigroup Global Markets Inc. J.P. Morgan Securities LLC TD Securities (USA) LLC

Barclays Capital Inc. Goldman Sachs & Co. LLC Morgan Stanley & Co. LLC MUFG Securities Americas Inc. Wells Fargo Securities, LLC

Senior Co-Managers:	CIBC World Markets Corp. Credit Suisse (USA) LLC RBC Capital Markets, LLC Scotia Capital (USA) Inc.

Co-Managers:	BBVA Securities Inc. PNC Capital Markets LLC Truist Securities, Inc. U.S. Bancorp Investments, Inc.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
**

Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the date of pricing or the following seven business days will be required, by virtue of the fact that the notes initially will settle in T+10, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting BofA Securities, Inc. at 1-800-294-1322 or dg.prospectus_requests@bofa.com, Citigroup Global Markets Inc., toll-free at 1-800-831-9146 or prospectus@citi.com, J.P. Morgan Securities LLC at 1-212-834-4533 or TD Securities (USA) LLC at 1-855-495-9846.

ANY DISCLAIMER OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED, SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

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